                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                   SCHEDULE TO
                                  (Rule 13e-4)

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                        Amendment No. 3 - Final Amendment


                                 RCN CORPORATION
         (Name of Subject Company (issuer) and Filing Person (offeror))


     Options to Purchase Common Stock, as amended, par value $1.00 per share
                         (Title of Class of Securities)


                                     749361
                      (CUSIP Number of Class of Securities)


                               John J. Jones, Esq.
                               105 Carnegie Center
                               Princeton, NJ 08540
                                 (609) 734-3700
(Name, address, and telephone number of person authorized to receive notice and communications on behalf of filing person)

                                    Copy to:
                             Robert A. Friedel, Esq.
                               Pepper Hamilton LLP
                              3000 Two Logan Square
                            Eighteenth & Arch Streets
                             Philadelphia, PA 19102
                                 (215) 981-4773

Calculation of Filing Fee

Transaction Valuation*                                Amount of Filing Fee
$7,558,264                                            $1,512**

*Calculated solely for purposes of determining the filing fee. This amount assumes that all outstanding options of the Company, having an aggregate value of $7,558,264 as of September 21, 2001, were exercisable for the maximum number of shares purchasable upon exercise thereof and will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

** Previously paid.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable

Form or Registration No.: Not Applicable

Filing Party: Not Applicable

Date Filed:  Not Applicable

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ X ]

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
                             INTRODUCTORY STATEMENT

                  This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO, filed with the Securities and Exchange Commission on September 25, 2001, as amended (the "Schedule TO"), relating to the offer by RCN Corporation (the "Company") to exchange all outstanding options (including outperformance stock options ("OSOs")) to purchase the Company's common stock, par value of $1.00 per share (the "Common Stock"), outstanding under the Company's 1997 Equity Incentive Plan for new options and new OSOs to purchase shares of the Common Stock to be granted under such plan (the "New Options").


Item 4.           Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended to provide the following information:

                  The Offer to Exchange expired at 11:59 P.M., Eastern Standard Time, on November 6, 2001. Pursuant to the Offer to Exchange, the Company has accepted for exchange incentive and non-qualified stock options to purchase 9,781,128 shares of Common Stock and 3,162,500 OSOs representing the right to purchase a maximum of 25,300,000 shares of Common Stock, together representing 87% of the total shares underlying options that were eligible to be tendered. In exchange for the options accepted for exchange, the Company has granted New Options to purchase up to 19,147,707 shares of Common Stock, including incentive and non-qualified stock options to purchase 6,172,707 shares and 1,621,875 OSOs representing the right to purchase a maximum of 12,975,000 shares.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule TO is true, complete, and correct.


                                               RCN Corporation

                                               By:  /s/ John J. Jones
                                                    ---------------------------
                                               Name:  John J. Jones
                                               Title:  Executive Vice President



Date: November 21, 2001


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